March 21, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ayr Wellness Inc.
Request for Withdrawal (RW) of Registration Statement on Form F-10 (File No. 333-273157)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Rule 477”), Ayr Wellness Inc. (the “Company”) hereby makes application to withdraw its Registration Statement on Form F-10, File Number 333-273157 (the “Registration Statement”) initially filed with the Securities and Exchange Commission on July 7, 2023, which did not become effective, relating to the offering of subordinate voting shares, restricting voting shares, limited voting shares, warrants, subscription receipts, debt securities, convertible securities, and units (collectively, the “Securities”) up to an aggregate initial offering price of Cdn.$125,000,000.

The Company confirms that no Securities were sold pursuant to the Registration Statement or the preliminary short form base shelf prospectus contained therein.

If you have any questions regarding the foregoing, please contact our United States counsel, Richard Raymer of Dorsey & Whitney LLP, at (416) 367-7388 or raymer.richard@dorsey.com.

cc: Richard Raymer, Esq.